UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70183

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Digital Capital Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10211 Fleming Avenue
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Barnett	646-522-1522	gary barnett@digitalcapitalmarkets net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jerome Davies, CPA, P.C.
(Name – if individual, state last, first, and middle name)

3605 Sandy Plains Rd.	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

04/25/2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary Barnett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Digital Capital Markets LLC, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CINDY E BLUSTEIN
Notary Public, State of New Jersey
My Commission Expires
November 10, 2026

Signature: [signature]

Title:
CEO, CCO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Digital Capital Markets, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDING JUNE 30, 2023

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Digital Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Digital Capital Markets, LLC (the Company) as of June 30, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Digital Capital Markets, LLC as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2020.



Jerome Davies, CPA, P.C.

Marietta, Georgia
August 9, 2023

Digital Capital Markets, LLC

STATEMENT OF FINANCIAL CONDITION
June 30, 2023

ASSETS

Cash	$	29,370
Prepaid expenses		556
TOTAL ASSETS	$	29,926

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Unearned revenue	$	5,000
TOTAL LIABILITIES	$	5,000
MEMBER'S EQUITY		24,926
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	29,926

The accompanying notes are an integral part of these financial statements.

Digital Capital Markets, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2023

REVENUE:		
Consulting income	$	25,000
Total revenue	$	25,000
EXPENSES:		
Professional fees	$	14,700
Regulatory fees		6,098
Computer and internet		1,967
Occupancy		1,800
Other operating expenses		2,343
Total expenses		26,908
Net loss	$	(1,908)

The accompanying notes are an integral part of these financial statements.

3

Digital Capital Markets, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2023

MEMBER'S EQUITY, BEGINNING OF YEAR	$	15,725
Net loss		(1,908)
Member's contributions		11,109
MEMBER'S EQUITY, END OF YEAR	$	24,926

The accompanying notes are an integral part of these financial statements.

4

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2023

OPERATING ACTIVITIES:		
Net loss	$	(1,908)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in prepaid expenses		76
Increase in unearned revenue		5,000
Decrease in accounts payable		(750)
Net cash provided by operating activities		2,418
FINANCING ACTIVITIES:		
Member's contributions		11,109
Net cash provided by financing activities		11,109
NET INCREASE IN CASH		13,527
CASH AT BEGINNING OF YEAR		15,843
CASH AT END OF YEAR	$	29,370

SUPPLEMENTAL CASH FLOW DISCLOSURE
Non Cash financing:
Contributions of Company's expenses paid by member
and forgiveness of rent due to member $2,990

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
June 30, 2023

1.   **ORGANIZATION AND NATURE OF BUSINESS**

Digital Capital Markets, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is Limited Liability Company formed under the laws of the State of Maryland in June, 2018 and approved by FINRA as a registered broker on July 17, 2019. As a limited liability company the member's liability is limited to its investment.

The Company provides private placement services and consulting to institutional investors primarily located in the United States.

2   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Pursuant to FASB ASC 606 Revenue from Contracts with Customers, the Company recognizes revenue from contracts with customers when it satisfies its performance obligations by transferring control over goods or services to customers.

Revenue from contracts with customers includes fees from consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from consulting services is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Fees received from customers prior to recognizing revenue are reflected as contract liabilities (unearned revenue).

<u>Income Taxes</u>

The Company is organized as a limited liability company with a single member and is disregarded as an entity separate from its owner for federal income tax purposes. The member of the Company is responsible for income taxes on the Company's taxable income. Accordingly, no provision of liability for federal income taxes has been included in the accompanying financial statements.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company's policy is to recognize accrued interest and penalties in general and administration expense. The Company has not recognized in these financial statements any interest or penalties related to income taxes, and has no material unrecognized tax benefits.

3   RELATED PARTY TRANSACTION

The Company leases office space from the Member pursuant to a month-to-month operating lease. Total rent expensed for the year ended June 30, 2023 was $1,800. There are no amounts payable under such agreement as of June 30, 2023.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this arrangement did not exist.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short term leases on a straight-line basis over the lease term.

4   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023, the Company had net capital of $24,370 which was $19,370 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .21 to 1.

5   CONCENTRATION

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

100% of the Company's revenue for the year ended June 30, 2023 was earned from one customer.

6   COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies that require disclosure as of June 30, 2023.

7   SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the financial statements were issued.

Digital Capital Markets, LLC

SCHEDULE I

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2023**

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	24,926
DEDUCTIONS AND/OR CHARGES:		
Non-allowable asset - prepaid expenses		(556)
NET CAPITAL		24,370
AGGREGATE INDEBTEDNESS -		
Unearned revenue	$	5,000
Total Aggregated Indebtedness		5,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required		5,000
Excess net capital		19,370
Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements.	$	18,370
Percentage of aggregate indebtedness to net capital		20.52%

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (amended) FOCUS report as of June 30, 2023.

June 30, 2023

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Digital Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Digital Capital Markets, LLC (the Company) did not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5, and as discussed in the related guidance stated in the SEC Staff's FAQ, and (2) the Company stated that the Company met the identified conditions for such reliance throughout the year ended June 30, 2023 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934, and the conditions set forth in Footnote 74 of the 2013 Release adopting amendments to Rule 17a-5.

Jerome Davies, CPA, P.C

Marietta, Georgia
August 9, 2023

Digital Capital Markets, LLC

EXEMPTION REPORT YEAR ENDED June 30, 2023

We, as members of management of Digital Capital Markets LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

Accordingly, we have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Furthermore, according to recent guidance in "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" by the SEC Division of Trading and Markets (Updated July 1, 2020)[1](the "SEC Staff's FAQ"), in this exemption report, the Company states that it does not claim an exemption under paragraph (k) of Rule 15c3-3 but relies on Footnote 74 and hereby (i) confirms that all of the firm's business activities during the reporting period were private placement agency activities that would effect transactions via subscription, and (ii) states that during the reporting period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company met the identified conditions for such reliance throughout the most recent fiscal year ended June 30, 2023 without exception.

Digital Capital Markets LLC

_____
Gary Barnett CEO, CCO and sole member

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[1] Available at https://www.sec.gov/divisions/marketreg/amendments-to-broker-dealer-reporting-rule-faq.htm.